UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hedge Capital Markets Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 5, 2021

Physical Address of Issuer:

8 The Green, A, Dover, DE 19901

Website of Issuer:

https://www.hedge.io/

Current Number of Employees:

8

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021) ****
Total Assets	$1,383,998	$129,181
Cash & Cash Equivalents	$1,021,903	$125,809
Accounts Receivable	$0	$0
Short-term Debt	$31,713	$0
Long-term Debt	$0	$28,201
Revenues/Sales	$0	$0
Cost of Goods Sold*	$0	$0
Taxes Paid	$67,054	$0
Net Income	($1,281,116)	($31,002)

*Cost of Revenues in Financial Statements
**Due to a clerical error in the accounting of 2021 financials, a transaction in the amount of $1,250.01 was inadvertently excluded from the Company's previously reported 2021 financials. The Company has taken immediate steps to revise and restate these financials to accurately reflect this transaction. This clerical error has had no material impact on the Company's net income or retained earnings.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 24, 2023

FORM C-AR

Hedge Capital Markets Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Hedge Capital Markets Inc., a Delaware corporation ("**Hedge,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.hedge.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is January 24, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Hedge Capital Markets Inc. is a technology company incorporated in Delaware as a corporation on January 5, 2021, that develops software for a collaborative trading platform. The Company was originally incorporated in Delaware as "Blend Technologies Corporation" and on July 15, 2021, the Company filed a Certificate of Amendment to its Certificate of Incorporation changing its name to "Hedge Capital Markets Inc."

The Company is located at 8 The Green, A, Dover, DE 19901.

The Company's website is https://www.hedge.io/.

The Company conducts business in Delaware and sells products and services through the internet throughout the United States.

The Company also conducts business through its wholly-owned subsidiaries: Hedge Pro LLC, a Delaware limited liability company, formed on October 5, 2021, and Hedge Crypto LLC, a Delaware limited liability company, formed on March 2, 2022.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/hedge.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of Class A common stock and 1,000,000 shares of Class B common stock, of which 10,000,000 shares of Class A common stock are issued and outstanding and 698,147 shares of Class B common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. Further, we have no current intention to sell any personally identifying information to third parties, including for such purposes as target advertising. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Unfavorable media coverage and other events that harm our brand and reputation could adversely affect our revenue and the size, engagement, and loyalty of our customer base.

Our brand and our reputation are two of our most important assets. Our ability to attract, build trust with, engage, and retain existing and new customers may be adversely affected by events that harm our brand and reputation, such as public complaints and unfavorable media coverage about us, our platform, and our customers, even if factually incorrect or based on isolated incidents.

Any unanticipated system disruptions, outages, technical or security-related incidents, or other performance problems relating to our platform, may receive media attention. Furthermore, any negative experiences our customers have in connection with their use of our products and services, including as a result of any such performance problems, could diminish customer confidence in us and our products and services, which could result in unfavorable media coverage or publicity.

Damage to our brand and reputation could also be caused by:

- cybersecurity attacks, privacy or data security breaches, or other security incidents, payment disruptions or other incidents that impact the reliability of our platform or third-parties providing services with respect to our platform;
- actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors, our customers or third-party service providers as well as complaints or negative publicity about such individuals;
- any repeat imposition of temporary trading restrictions;
- litigation involving, or regulatory actions or investigations into, our platform or our business;
- any failures to comply with legal, tax and regulatory requirements;
- any perceived or actual weakness in our financial strength or liquidity;
- any regulatory action that results in changes to, or prohibits us from offering, certain features or services;
- changes to our policies, features or services that customers or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;
- a failure to operate our business in a way that is consistent with our values and mission;
- inadequate or unsatisfactory customer support experiences;
- negative responses by customers or regulators to our business model or to particular features or services;
- a failure to adapt to new or changing customer preferences;
- a prolonged weakness in popular equities or cryptocurrencies specifically or in U.S. equity and cryptocurrency markets generally, or a sustained downturn in the U.S. economy; and
- any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public's perception of us or our industry as a whole.

These and other events could negatively impact the willingness of our existing customers, and potential new customers, to do business with us, which could adversely affect our trading volumes and number of funded accounts, as well as our ability to recruit and retain personnel, any of which could have an adverse effect on our business, financial condition, and results of operations.

Our business may be harmed by changes in business, economic, or political conditions that impact global financial markets, or by a systemic market event.

As we are a financial services company, our business, results of operations, and reputation are directly affected by elements beyond our control, such as economic and political conditions including unemployment rates, inflation and tax rates, financial market volatility (such as we experienced during the COVID-19 pandemic), significant increases in the volatility or trading volume of particular securities or cryptocurrencies, broad trends in business and finance, changes in volume of securities or cryptocurrencies trading generally, changes in the markets in which such transactions occur, and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions could remain uncertain indefinitely. A prolonged market weakness, such as a slowdown causing reduced trading volume in securities, derivatives, or cryptocurrency markets, could result in reduced revenues and adversely affect our business, financial condition, and results of operations. Significant downturns in such markets or in general economic and political conditions could also cause individuals to be reluctant to make their own investment decisions and thus decrease the demand for our products and services and could also result in our customers reducing their engagement with our platform. Conversely, significant upturns in such markets or conditions may cause individuals to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services. Any of these changes could cause our future performance to be uncertain or unpredictable, and could have an adverse effect on our business results.

Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business.

The securities industry is subject to extensive regulation by federal, state and non-U.S. regulators and SROs, and broker-dealers and financial services companies are subject to laws and regulations covering all aspects of the securities industry. The substantial costs and uncertainties related to complying with these regulations continue to increase, and our introduction of new products or services, expansion of our business into new jurisdictions or subindustries, acquisitions of other businesses that operate in similar regulated spaces, or other actions that we may take might subject us to additional laws, regulations, or other government or regulatory scrutiny. Regulations are intended to ensure the integrity of financial markets, to maintain appropriate capitalization of broker-dealers and other financial services companies, and to protect customers and their assets. These regulations could limit our business activities through capital, customer protection, and market conduct requirements, as well as restrictions on the activities that we are authorized to conduct.

Federal, state and non-U.S. regulators and SROs, including the SEC and FINRA, can among other things investigate, censure or fine us, issue cease-and-desist orders or otherwise restrict our operations, require changes to our business practices, products or services, limit our acquisition activities or suspend or expel a broker-dealer or any of its officers or employees. Similarly, state attorneys general and other state regulators, including state securities and financial services regulators, can bring legal actions on behalf of the citizens of their states to assure compliance with state laws. In addition, criminal authorities such as state attorneys general or the U.S. Department of Justice may institute civil or criminal proceedings against us for violating applicable laws, rules, or regulations. We operate in a highly regulated industry and, despite our efforts to comply with applicable legal requirements, like all companies in our industry, we must adapt to frequent changes in laws and regulations, and face complexity in interpreting and applying evolving laws and regulations to our business, heightened scrutiny of the conduct of financial services firms and increasing penalties for violations of applicable laws and regulations. We might fail to establish and enforce procedures that comply with applicable legal requirements and regulations. We might be adversely affected by new laws or regulations, changes in the interpretation of existing laws or regulations, or more rigorous enforcement. We also may be adversely affected by other regulatory changes related to our obligations with regard to suitability of financial products, supervision, sales practices, application of fiduciary or best interest standards (including the interpretation of what constitutes an "investment recommendation" for the purposes of the SEC's "Regulation Best Interest" and state securities laws) and best execution in the context of our business and market structure, any of which could limit our business, increase our costs and damage our reputation.

Risks Related to Attracting, Retaining, and Engaging Customers

We operate in highly competitive markets, and many of our competitors have greater resources than we do and may have products and services that are more appealing than ours to our current or potential customers.

The markets in which we compete are evolving and highly competitive, with multiple participants competing for the same customers. Our current and potential future competition principally comes from incumbent brokerages, established financial technology companies, venture-backed financial technology firms, banks, cryptocurrency exchanges, asset management firms, financial institutions, and technology platforms. The majority of our competitors have longer operating histories and greater capital resources than we have and offer a wider range of products and services. Some of our competitors, particularly new and emerging technology companies, are not subject to the same regulatory requirements or scrutiny to which we are subject, which could allow them to innovate more quickly or take more risks, placing us at a competitive disadvantage. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases, or stronger capital positions could adversely affect our results of operations and customer acquisition and retention. Our competitors might also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can, especially larger competitors that may benefit from more diversified product and customer bases.

Our ability to compete successfully in the financial services and cryptocurrency markets depends on a number of factors, including, among other things:

- maintaining competitive pricing;
- providing easy-to-use, innovative, and attractive products and services that are adopted by customers;
- retaining customers (such as by providing effective customer support and avoiding outages, security breaches, and trading restrictions);
- recruiting and retaining highly skilled personnel and senior management;
- maintaining and improving our reputation and the market perception of our brand and overall value;
- maintaining our relationships with our counterparties; and
- adjusting to a dynamic regulatory environment.

Our competitive position within our markets could be adversely affected if we are unable to adequately address these factors.

If we fail to provide and monetize new and innovative products and services that are adopted by customers, our business may become less competitive and our revenue might decline.

Our ability to attract, engage, and retain our customers and to increase our revenue depends heavily on our ability to evolve our existing products and services and to create and monetize new products and services that are adopted by customers. Rapid and significant technological changes continue to confront the financial services industry, including developments in the methods in which securities are traded and developments in cryptocurrencies. To keep pace or to innovate we might introduce significant changes to our existing products and services or acquire or introduce new and unproven products and services, including using technologies with which we have little or no prior development or operating experience. Our efforts might be inhibited by industry-wide standards, legal restrictions, incompatible customer expectations, demands, and preferences, or third-party intellectual property rights. Our efforts to innovate might also be delayed or blocked by new or enhanced regulatory scrutiny or technical complications. Incorporating new technologies into our products and services might require substantial expenditures and take considerable time, and we might not be successful in realizing a return on these development efforts in a timely manner or at all. It might be difficult to monetize products in a manner consistent with our brand's focus on low prices. If we fail to innovate and deliver products and services with market fit and differentiation, or fail to do so quickly enough as compared to our competitors, we might fail to attract and retain customers and maintain customer engagement, causing our revenue to decline.

Risks Related to Our Platform, Systems, and Technology

Our products and services rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption and instability due to software errors, design defects, and other operational and technological failures, whether internal or external.

We rely on technology, including the internet and mobile services, to conduct much of our business activity and allow our customers to conduct financial transactions on our platform. Our systems and operations, as well as those of the third parties on which we rely to conduct certain key functions, are vulnerable to disruptions from natural disasters, power and service outages, interruptions or losses, computer and telecommunications failures, software bugs, cybersecurity attacks, computer viruses, malware, distributed denial of service attacks, spam attacks, phishing or other social engineering, ransomware, security breaches, credential stuffing, technological failure, human error, terrorism, improper operation, unauthorized entry, data loss, intentional bad actions, and other similar events.

Our products and internal systems also rely on software that is highly technical and complex (including software developed or maintained internally and/or by third parties) in order to collect, store, retrieve, transmit, manage and otherwise process immense amounts of data. The software on which we rely may contain errors, bugs, vulnerabilities, design defects, or technical limitations that may compromise our ability to meet our objectives.

While we have made, and continue to make, significant investments designed to correct software errors and design defects and to enhance the reliability and scalability of our platform and operations, the risk of software and system failures and design defects is always present, we do not have fully redundant systems, and we might fail to maintain, expand, and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis. It may become increasingly difficult to maintain and improve the availability of our platform, especially as our platform and product offerings become more complex and our customer base grows. We may also encounter technical issues in connection with changes and upgrades to the underlying networks of supported cryptocurrencies. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain networks may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platform. If we are unable to identify, troubleshoot, and resolve any such issues successfully, we might no longer be able to support such cryptocurrency, our customers' assets may be frozen or lost, and our platform and technical infrastructure may be affected.

Disruptions to, destruction of, improper access to, breach of, instability of, or failure to effectively maintain our information technology systems that allow our customers to use our products and services, and any associated degradations or interruptions of service could result in damage to our reputation, loss of customers, loss of revenue, regulatory or governmental investigations, civil litigation, and liability for damages. Frequent or persistent interruptions, or perceptions of such interruptions whether true or not, in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services.

Risks Related to Cybersecurity and Data Privacy

We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or other harm to our business.

We are subject to a variety of federal, state, local, and non-U.S. laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security, disclosure, transfer and other processing of personal data and other data, including the Gramm-Leach-Bliley Act of 1999, Section 5(c) of the Federal Trade Commission Act and state laws such as the California Consumer Privacy Act. We will also face particular privacy, data security and data protection risks if we continue to expand into the U.K. and the EU and other jurisdictions in connection with the General Data Protection Regulation and other data protection regulations. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal data, to implement new processes to comply with those laws and our customers' exercise of their rights thereunder, and could greatly increase the cost of providing our offerings, require significant changes to our operations, or even prevent us from providing some offerings in jurisdictions in which we currently operate and in which we might operate in the future or incur potential liability in an effort to comply with certain legislation. There is a risk of enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies.

Any failure or perceived failure by us or our third-party service providers to comply with our posted privacy policies or with any applicable federal, state or similar foreign laws, rules, regulations, industry standards, policies, certifications or orders relating to data privacy and security, or any compromise of security that results in the theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal data or other customer data, could result in significant awards, fines, civil and/or criminal penalties or judgments, proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial condition and results of operations.

Risks Related to Cryptocurrency Products and Services

The prices of cryptocurrencies are extremely volatile. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of our business, financial condition and results of operations.

The price of each cryptocurrency is based in part on market adoption and future expectations, which might or might not be realized. As a result, the prices of cryptocurrencies are highly speculative. The prices of cryptocurrencies have been subject to dramatic fluctuations, which have impacted, and will continue to impact, our trading volumes and operating results and may adversely impact our growth strategy and business. Several factors could affect a cryptocurrency's price, including, but not limited to:

- Global cryptocurrency supply, including various alternative currencies which exist, and global cryptocurrency demand, which can be influenced by the growth or decline of retail merchants' and commercial businesses' acceptance of cryptocurrencies as payment for goods and services, the security of online cryptocurrency exchanges and digital wallets that hold cryptocurrencies, the perception that the use and holding of digital currencies is safe and secure, and regulatory restrictions on their use.
- Changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks in the future are likely to occur and could result in a sustained decline in the market price of cryptocurrencies.
- Changes in the rights, obligations, incentives, or rewards for the various participants in a blockchain network.
- The maintenance and development of the software protocol of cryptocurrencies.
- Cryptocurrency exchanges' deposit and withdrawal policies and practices, liquidity on such exchanges and interruptions in service from or failures of such exchanges.
- Regulatory measures, if any, that affect the use and value of cryptocurrencies.
- Competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies.
- Actual or perceived manipulation of the markets for cryptocurrencies.
- Actual or perceived connections between cryptocurrencies (and related activities such as mining) and adverse environmental effects or illegal activities.
- Social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies, or listing or other business decisions by cryptocurrency companies relating to specific cryptocurrencies.
- Expectations with respect to the rate of inflation in the economy, monetary policies of governments, trade restrictions, and currency devaluations and revaluations.

While we have observed a positive trend in the total market capitalization of cryptocurrency assets historically, driven by increased adoption of cryptocurrency trading by both retail and institutional investors as well as continued growth of various non-investing use cases, historical trends are not indicative of future adoption, and it is possible that the rate of adoption of cryptocurrencies may slow or decline, which would negatively impact our business, financial condition, and results of operations.

While we currently support twenty-one cryptocurrencies for trading, market interest in particular cryptocurrencies can also be volatile and there are many cryptocurrencies in the market that we do not support. Our business could be adversely affected, and growth in our net revenue earned from cryptocurrency transactions could slow or decline, if the markets for the cryptocurrencies we support deteriorate or if demand moves to other cryptocurrencies not supported by our platform.

Volatility in the values of cryptocurrencies caused by the factors described above or other factors may impact our regulatory net worth requirements as well as the demand for our services and therefore have an adverse effect on our business, financial condition and results of operations.

Cryptocurrency laws, regulations, and accounting standards are often difficult to interpret and are rapidly evolving in ways that are difficult to predict. Changes in these laws and regulations, or our failure to comply with them, could negatively impact cryptocurrency trading on our platform.

In the United States, cryptocurrencies are regulated by both federal and state authorities, depending on the context of their usage. Cryptocurrency market disruptions and resulting governmental interventions are unpredictable, and may make cryptocurrencies, or certain cryptocurrency business activities, illegal altogether. As regulation of cryptocurrencies continues to evolve, there is a substantial risk of inconsistent regulatory guidance among federal and state agencies and among state governments which, along with potential accounting and tax issues or other requirements relating to cryptocurrencies, could impede the growth of our cryptocurrency operations. Additionally, regulation in response to the climate impact of cryptocurrency mining could negatively impact cryptocurrency trading on our platform.

The cryptocurrency accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC, and various bodies formed to promulgate and interpret accounting principles. A change in these rules and regulations or interpretations could have a significant effect on our reported financial results and financial position, and could even affect the reporting of transactions completed before the announcement or effectiveness of a change. Further, there are a limited number of precedents for the financial accounting treatment of cryptocurrency assets (including related issues of valuation and revenue recognition), and no official guidance has been provided by the FASB or the SEC. Accordingly, there remains significant uncertainty as to the appropriate accounting for cryptocurrency asset transactions, cryptocurrency assets, and related revenues. Uncertainties in or changes in regulatory or financial accounting standards could result in the need to change our accounting methods and/or restate our financial statements, and could impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, and result in a loss of investor confidence.

From time to time, we may encounter technical issues in connection with changes and upgrades to the underlying networks of supported cryptocurrencies, which could adversely affect the success of our business, financial condition and results of operations.

Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain networks may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platform. If we are unable to identify, troubleshoot and resolve any such issues successfully, we might no longer be able to support such cryptocurrency, our customers' assets may be frozen or lost, and our platform and technical infrastructure may be affected, all of which could cause trading volumes and transaction-based revenue to decline and expose us to potential liability for customer losses.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company has developed "Hedge," a collaborative trading platform where users can establish a hedge fund with friends by pooling money & investing together. Users can also interact in investor communities, designed to help users collaborate, ask questions, learn about the markets, and give historically disenfranchised groups a safe space to build a network & start investing. While *"Company"* is used jointly herein to refer to the business conducted by both Hedge Capital Markets Inc., and its wholly-owned subsidiaries, it should be noted that Hedge Capital Markets Inc. is the developer of the software for the mobile application called Hedge, while Hedge Pro LLC, a wholly-owned subsidiary of the parent, is the entity that plans to register with FINRA as an introducing broker-dealer and engage in the related business practices and revenue streams. Hedge Crypto LLC, another wholly owned subsidiary of Hedge Capital Markets Inc., will offer cryptocurrency trading software as a part of the Hedge application product developed by the parent.

Business Plan

The Company's business will generate revenue initially through the offering of an optional premium subscription to Hedge, securities lending, interest on un-invested capital and unpaid margin balances, and other sources that stem from the Company's investment platform and its partnership with a full-service broker-dealer. The Company plans to expand its product offerings long-term to include a variety of assets and investment strategies, as well as additional monetization routes, including without limitation, additional optional subscription packages for other premium features, products, and services.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hedge	Make a Hedge Fund With Your Friends by Pooling Money & Investing Together in Stocks, Options, Cryptos, & NFTs	Business-to-Consumer Market; Provide Services to Retail Traders, GenZ, & Millennials

Competition

The next generation wants to invest together, yet due to limited product offerings & a non-inclusive investor culture, they lack the ability to do so and the access to the communities to do so with. The Company is entering a market with little competition that is readily identifiable in the self-directed, instantaneous group investing and integrate investor community spaces. The Company's product – Hedge – is built for the next generation of investors and takes the unique approach of enabling them to actually trade together, rather than delegating retail traders exclusively to individual accounts. The Company's product enables individual trading as well, and also includes all of the major features seen on popular retail trading apps and much more.

Group investing: No competitors

Partial Competitors: Iris (social only), Public, Finary (social only), Robinhood/Webull (individual investing only)

Customer Base

We provide our services to retail investors in a business-to-consumer model that is specialized for a younger audience of GenZ & Millennials.

Supply Chain

We have secured partnerships with both world-class clearing firms that work with several of the largest retail investment platforms in the country to provide clearing, custody, and execution services, as well as KYC/AML & CIP validation. Hedge Pro LLC, a wholly-owned subsidiary of Hedge Capital Markets Inc., is seeking registration with FINRA & the SEC as an introducing broker-dealer. Compliance and financial accounting services are provided through partnership as well. All partners are US corporations, many of which are multi-billion dollar industry titans that work and/or have worked with the largest players in this space. There is no physical supply chain as all of the Company's business is conducted online and hosted through AWS.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97133797	**MAKE A HEDGE FUND WITH YOUR FRIENDS**	Service Mark	November 19, 2021	n/a	United States
97376466	hedge (hedge and logo)	The mark consists of a vine with an arrowhead at the end and the outline of 2 leaves. The word "hedge" appears to the lower right of the vine.	04/22/2022	n/a	United States
97376471	(logo)	The mark consists of a vine with an arrowhead at the end and the outline of 2 leaves.	04/22/2022	n/a	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kyle Al-Rawi	President, Chief Executive Officer	President & CEO of Hedge Capital Markets Inc. since January 2021 and attended USC since January 2019. . As the President and CEO, Mr. Al-Rawi is responsible for the business and operations of the Company.	USC 2021 B.A. Health and Human Sciences (Mix of Psychology, Molecular Biochemistry, & Organic Chemistry)
Yash Khandelwal	Vice President, Chief Financial Officer	Vice President and CFO of Hedge Capital Markets Inc. since January 2021 and attended USC since September 2018. As the CFO and Vice President, Mr. Khandelwal is responsible for the financial operations of the Company.	USC 2021 B.S. Business Administration (Concentration in Finance) / Minor in Data Analytics

Biographical Information

Kyle Al-Rawi (Co-Founder & CEO)

Kyle Al-Rawi is a second time founder, a published author & researcher, and a USC alum, where he participated in a combined B.A + M.S. program before graduating in just 5 semesters with a B.A. and simultaneously dropping out of his M.S. in Finance program to pursue Hedge full-time. He is also a member of the Launch House and OnDeck ODX Accelerator programs. Kyle is the CEO of the Company, where he focuses on investor relations, fundraising, and compliance, and manages technical development. He is an expert in product design, where he utilizes his background in psychology and neurochemistry as a unique advantage in developing gratifying user experiences. Kyle also has extensive experience in legal & compliance, has worked closely with regulators from FINRA & the SEC on behalf of Hedge Capital Markets Inc., and works closely with teams from APEX, NASDAQ, and other key partners, to invent and implement the core infrastructure that powers the Company's revolutionary technology.

Yash Khandelwal (Co-Founder & CFO)

Yash Khandelwal graduated from USC with a degree in Finance and Data Analytics. Prior to co-founding the Company, he worked in investment banking where he focused on debt financing for multi-billion dollar corporations. He then pivoted into the startup world by joining a music tech startup focused on blockchain/NFTs, where he led the finance and business operations team. Additionally, he focused on analyzing the company's funding requirements, optimizing the terms and conditions by which money is raised from investors and lenders, executing transactions, and communicating with investors.

Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Dillon	Chief Compliance Officer	President & CCO (Hedge Pro LLC; 2022 - present) SVP, Chief Compliance Officer of Broker Dealer & RIA (Kalos Capital & Kalos Management; 2020 – 2021)	Pace University 1989 Series 7, 14, 24, & 63

		SVP, Director of Regulatory Affairs & Internal Investigations (Suntrust Investment Services; 2018 – 2019) FINRA Regulatory Committee for Southern District 7 (2016 – 2019)	
Michael Chung	Financial Operations Principal (Hedge Pro LLC)	Financial Operations Principal (Hedge Pro LLC; 2022 - present) Partner (DFP Partners; 2006 – present)	B.S. in Accounting - CUNY – Queens College 2016
James Doherty	Principal Operations Officer (Hedge Pro LLC)	Principal Operations Officer (Hedge Pro LLC; 2022 - present) Director of Operations (DFP Partners; 2019 – present) Operations Manager & Executive Trader (Bay Crest Partners; 2009 – 2017)	B.S. in Finance – Fordham University 1994
John Yuhas	Head of Supervisions and Operations Manager (Hedge Pro LLC)	Vice President of Operations (Kalos Financial; 2015-2022)	BA in International Business – Maryville College 2001 MBA, Finance – Mercer 2005

Biographical Information

John Dillon (Chief Compliance Officer)

John has 30+ years' experience in the financial services industry. He started his career as an examiner for the New York Stock Exchange where he worked for 12 years. He later worked for Citigroup and Morgan Stanley in New York City, and then moved to Atlanta in 2010 as the Chief Compliance Officer for FSC Securities/AIG Advisor Group. He has also headed up compliance departments for several other broker-dealers and registered investment advisors of various sizes.

John has extensive knowledge and hands on experience of all aspects of the independent broker-dealer and advisory channel and particularly, supporting the advisors.

Michael Chung (Financial Operations Principal)

Michael Chung, Partner of DFP Partners, P.C., joined the firm in 2006. Mr. Chung started his career servicing financial industry clients. During his time at DFP Partners, P.C., Mr. Chung served as FINOP and Chief Financial Officer for a wide variety of Broker-Dealers that engage in private placements, M&A, institutional trading and business activity under governance of Exchange Act Rule 15a-6. Mr. Chung's expertise lies with small to medium-sized firms, including start-ups. Mr. Chung is a CPA and FINRA Registered Financial and Operations Principal (Series 27). Mr. Chung is a member of the NYS Society of CPA's Stock Brokerage Committee. He earned a Bachelor of Science in Accounting from CUNY – Queens College.

James Doherty (Principal Operations Officer)

James has 25+ years' experience in financial operations, has been in the senior leadership of one of the largest financial service providers of its time, and was member of the New York Stock Exchange (NYSE). After graduating from

Fordham University with a B.S. in Finance, James started his career at Bear Stearns in the Stocks and Options Trade Operations Support department, before eventually working his way up to become a Vice President and the Head of Operations at Bear Stearns, before eventually becoming their Institutional Trading Vice President. After leaving Bear Stearns, James worked as an Operations manager and Compliance Officer for a large investment firm, before becoming the Director of Operations and Principal Operations Officer at DFP Partners (formerly SDDco). James is joining Hedge along with several others in partnership with DFP as Hedge's Principal Operations Officer. He holds Series 7, 15, 25, 27, 28, 55, 63, and 99 securities registrations.

John Yuhas (Head of Supervision & Operations Manager)

John Yuhas is the Head of Supervision & Operations Manager at Hedge, where he is be responsible for the day-to-day functions of the operations department - a role that includes working with all the custodians, reviewing reports, leading the operations team, and etc. He received his undergraduate degree from Maryville College and his MBA from Mercer University. John holds Series 4, 7, 24, 53, 66, and 99 securities registrations, and has 20+ years of experience in the industry.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 11,000,000 shares of common stock, par value $0.00001 per share, consisting of 10,000,000 shares of Class A Common Stock, par value $0.00001 per share ("**Class A Common Stock**"), and 1,000,000 shares of Class B Common Stock, par value $0.00001 per share ("**Class B Common Stock**," together with the Class A Common Stock, the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	10,000,000
Par Value Per Share	$0.00001
Voting Rights	10 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities. Equal Treatment in a Deemed Liquidation Event. In the event of a Deemed Liquidation Event (as defined below) in which the shares of Class A Common Stock or Class B Common Stock will be exchanged for or converted into, or will receive a distribution of, cash or other property or securities of the Corporation or any other person or entity, each share of Common Stock shall be entitled to receive Equivalent Consideration (as defined below) on a per share basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Class A Common Stock and/or Class B Common Stock treated adversely, voting separately as a class.
Percentage economic ownership of the Company by the holders of such security (as of the date hereof).	94.42%

Type	Class B Common Stock
Amount Outstanding	590,647
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.

	Equal Treatment in a Deemed Liquidation Event. In the event of a Deemed Liquidation Event (as defined below) in which the shares of Class A Common Stock or Class B Common Stock will be exchanged for or converted into, or will receive a distribution of, cash or other property or securities of the Corporation or any other person or entity, each share of Common Stock shall be entitled to receive Equivalent Consideration (as defined below) on a per share basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Class A Common Stock and/or Class B Common Stock treated adversely, voting separately as a class.
Percentage economic ownership of the Company by the holders of such security (as of the date hereof).	5.58%*

*Please note, this "Percentage ownership of the Company by the holders of such security (as of the date hereof)." assumes that all shares granted under the Plan will vest in entirety. As of the date hereof, the portion thereof that has vested in entirety is equal to 0.84% percentage economic ownership of the Company.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	2022 Equity Incentive Plan
Amount Authorized / Amount Remaining	1,000,000 / 409,353*
Voting Rights	_Options_: none _Class B Common Stock_: 1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue allocate additional shares of Common Stock which may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (as of the date hereof).	0%

*This "Amount Remaining" gives the total number of shares authorized under the Company's 2022 EIP Plan (the "**Plan**") that, as of December 31, 2022, were not awarded thereunder.

Type	Crowd SAFE
Face Value	$260,600
Pre-Money Valuation Cap	$19,500,000
Material Terms	None
Material Terms	Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000, the Company may convert the SAFE into equity of the Company.
Percentage ownership of the Company by the holders of such security (as of the date hereof).	0%*

*The percentages in the above tables are based on estimates only and do not represent actual ownership of the Company. In determining the approximate value of the outstanding Crowd SAFE, we have assumed a conversion at the pre-money valuation cap of $19.5 million. However, certain SAFE holders may elect to take a "cash out" option rather than the conversion option (if ever available). Additionally, any other change to the capitalization of the Company, including the issuance of additional securities are likely to affect the calculations used above. The percentages above are merely to provide the approximate value of the respective owners to assist Investors, but the percentages should not be relied upon for any reason as determinative.

Type	SAFE
Face Value	$2,324,017
Post-Money Valuation Cap	$11,000,000.00 - $20,000,000.00
Discount	None
Material Terms	(c) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. (b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any

	requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d). © Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (as of the date hereof).	0%

Type	SAFE
Face Value	$125,000
Post-Money Valuation Cap	None
Discount	None
Material Terms	(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into a number of shares of SAFE Preferred Stock equal to the Company Capitalization multiplied by the ODX Percentage. The aggregate number of shares of SAFE Preferred Stock issued to the ODX Funds pursuant to this Section 1(a) shall be allocated among the ODX Funds in proportion to the respective Purchase Amounts set forth above. In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the ODX Funds will each execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such transaction documents (i) are reasonable (in the sole discretion of the ODX Funds) and are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate

variations for the SAFE Preferred Stock; and (ii) have customary exceptions to any drag-along applicable to the ODX Funds, including (without limitation) limited representations, warranties, liability and indemnification obligations for the ODX Funds.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to each of the ODX Funds immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) each such ODX Fund's applicable Purchase Amount (the "Cash-Out Amounts") or (ii) the aggregate amount payable on the number of shares of Common Stock equal to the Liquidity Capitalization multiplied by the ODX Percentage, allocated among the ODX Funds in proportion to the respective Purchase Amounts set forth above, (the "Conversion Amounts"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the ODX Funds will be given the same choice, provided that the ODX Funds may not choose to receive a form of consideration that the ODX Funds would be ineligible to receive as a result of the ODX Funds' failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the ODX Funds ,in proportion to the respective Purchase Amounts set forth above, by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the aggregate total Proceeds payable to such ODX Funds and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the ODX Funds under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the ODX Funds will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the ODX Funds, in proportion to the respective Purchase Amounts set forth above, immediately prior to the consummation of the Dissolution Event.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (as of the date hereof).	0%

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Kyle Al-Rawi	5,571,168 shares of Class A Common Stock	55.97%
Yash Khandelwal	4,428,832 shares of Class A Common Stock	44.03%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
($1,281,116)	($1,281,116)	($67,054)

Operations

Hedge Capital Markets Inc. (the "**Company**") was incorporated on January 5, 2021, under the laws of the State of Delaware, and is headquartered in Dover, Delaware. The Company was originally formed as Blend Technologies Corporation and changed its name to Hedge Capital Markets Inc. on July 15, 2021.

The Company also conducts business through its wholly-owned subsidiaries: Hedge Pro LLC, a Delaware limited liability company, formed on October 5, 2021, and Hedge Crypto LLC, a Delaware limited liability company, formed on March 2, 2022.

Liquidity and Capital Resources

On August 1, 2022, the Company closed an offering pursuant to Regulation CF and raised approximately $260,600.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering and capital previously raised from external investors as disclosed herein.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. Smaller capital expenditures may include laptops and other tech products necessary for the Company to run its business.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE*	557	General Corporate	08/01/2022	Reg CF
SAFE	1	General Corporate	12/29/2022	Section 4(a)(2)
Common Stock (Employee Options)	25,000	General Corporate	12/14/2022	Section 4(a)(2)
Common Stock (Employee Options)	50,000	General Corporate	11/03/2022	Section 4(a)(2)
Stock Award (Advisor Shares)	75,000	General Corporate	9/27/2022	Rule 701
SAFE	1	General Corporate	9/09/2022	Section 4(a)(2)
SAFE	1	General Corporate	9/06/2022	Section 4(a)(2)
SAFE	1	General Corporate	9/06/2022	Section 4(a)(2)
SAFE	1	General Corporate	8/28/2022	Section 4(a)(2)
SAFE	1	General Corporate	8/04/2022	Section 4(a)(2)
SAFE	1	General Corporate	8/10/2022	Section 4(a)(2)
SAFE	1	General Corporate	8/10/2022	Section 4(a)(2)
Common Stock (Employee Options)	75,000	General Corporate	08/02/2022	Section 4(a)(2)
Common Stock (Employee Options)	190,000	General Corporate	06/06/2022	Section 4(a)(2)
SAFE	1	General Corporate	5/18/2022	Section 4(a)(2)

Common Stock (Employee Options)	12,500	General Corporate	05/18/2022	Section 4(a)(2)
SAFE	1	General Corporate	5/13/2022	Section 4(a)(2)
Common Stock (Employee Options)	37,500	General Corporate	04/19/2022	Section 4(a)(2)
Stock Award (Advisor Shares)	15,000	General Corporate	4/16/2022	Rule 701
Stock Award (Advisor Shares)	20,647	General Corporate	4/16/2022	Rule 701
Common Stock (Employee Options)	185,000	General Corporate	3/15/2022	Section 4(a)(2)
Common Stock (Employee Options)	120,000	General Corporate	2/23/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/14/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	1	General Corporate	1/14/2022	Section 4(a)(2)
Common Stock	44,289	General Corporate	1/5/2022	Section 4(a)(2)
Common Stock	55,711	General Corporate	1/5/2022	Section 4(a)(2)
SAFE	1	General Corporate	12/28/2021	Section 4(a)(2)
Common Stock	1,556,104.65	General Corporate	8/24/2021	Section 4(a)(2)
Common Stock	313,630.12	General Corporate	11/15/2021	Section 4(a)(2)

Common Stock	186,369.88	General Corporate	11/15/2021	Section 4(a)(2)
Common Stock	1,000,000	General Corporate	5/13/2021	Section 4(a)(2)
Common Stock	1,000,000	General Corporate	5/13/2021	Section 4(a)(2)
Common Stock	540,106.95	General Corporate	5/13/2021	Section 4(a)(2)
Common Stock	459,893.05	General Corporate	5/13/2021	Section 4(a)(2)
Common Stock	300,059.42	General Corporate	8/21/2021	Section 4(a)(2)
Common Stock	255,496.14	General Corporate	8/21/2021	Section 4(a)(2)
Common Stock	1,388,888.89	General Corporate	5/14/2021	Section 4(a)(2)
Common Stock	1,093,895.35	General Corporate	8/24/2021	Section 4(a)(2)
Common Stock	1,805,555.56	General Corporate	5/14/2021	Section 4(a)(2)

*This amount includes the fee of 2.0% of the Crowd SAFEs issued due to the intermediary for the offering.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On January 5, 2022, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 44,289 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $0.45.
- On January 5, 2022, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 55,711 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $0.56.
- On August 24, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 1,556,104.653 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $15.57.
- On August 24, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 1,093,985.347 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $10.94.

- On May 13, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 1,000,000 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1,250.
- On May 13, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 1,000,000 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1,250.
- On November 15, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 313,630.1213 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $3.14.
- On November 15, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 186,369.8787 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1.87.
- On May 14, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 1,388,888.8866 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1,389.89.
- On May 14, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 1,805,555.5566 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1,805.56.
- On May 13, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 459,893.05 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $574.87.
- On May 13, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 540,106.95 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $675.14.
- On August 21, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 255,496.14 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $100.00.
- On August 21, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 300,059.42 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $100.00.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kyle Al-Rawi
_____
(Signature)

Kyle Al-Rawi
_____
(Name)

Chief Executive Officer
_____
(Title)

I, Kyle Al-Rawi, the Chief Executive Officer of Hedge Capital Markets Inc., certify that the financial statements of Hedge Capital Markets Inc. included in this Form are true and complete in all material respects.

/s/ Kyle Al-Rawi
_____
(Signature)

Kyle Al-Rawi
_____
(Name)

Chief Executive Officer
_____
(Title)

January 24, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kyle Al-Rawi
_____
(Signature)

Kyle Al-Rawi
_____
(Name)

Director
_____
(Title)

January 24, 2023
_____
(Date)

/s/ Yash Khandelwal
_____
(Signature)

Yash Khandelwal
_____
(Name)

Director
_____
(Title)

January 24, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Hedge Capital Markets, Inc.
Statement of Cash Flows
For the Years Ended December 31, 2022 and 2021
 (Unaudited)

	2022	2021 (Restated)
Cash Flows from Operating Activities:		
Net Loss	$ (1,281,116)	$ (31,002)
Depreciation	1,721	211
Adjustments to reconcile net loss to net cash provided by operating activities:		
Prepaid Expenses	(179,667)	(2,000)
Accounts Payable	31,713	-
Long Term Loans	(28,201)	-
Clearing Deposit	(125,000)	-
Total adjustments to reconcile net loss to net cash provided by operations:	(299,435)	(1,789)
Net cash used by operating activities	(1,580,551)	(32,791)
Investing Activities		
Purchase of fixed assets	(25,777)	(1,583)
Purchase of intangible assets	(30,000)	-
Net cash used by investing activities	(55,777)	(1,583)
Financing Activities		
Issuance of Common stock	11,963	6,982
Issuance of Safe Notes	2,520,459	125,000
Advances from Stockholders	-	28,201
Net cash provided by financing activities	2,532,422	160,183
Net increase in cash and cash equivalents	896,094	125,809
Cash and cash equivalents, beginning of year	125,809	-
Cash and cash equivalents, end of year	$ 1,021,903	$ 125,809

Hedge Capital Markets, Inc.
Consolidated Balance Sheets
December 31, 2022 and 2021
(Unaudited)

	2022	2021 (Restated)
ASSETS		
Current assets:		
Cash and Cash Equivalents	$1,021,903	$125,809
Prepaid Expenses	$181,667	$2,000
Clearing Deposit	$125,000	-
Total current assets	1,328,570	127,809
Property and Equipment:		
Computers and Equipment, Net	25,428	1,372
Total long-term assets	25,428	1,372
Intangible Assets:		
Domain	30,000	-
Total Assets	1,383,998	129,181
LIABILITIES AND STOCKHOLDERS' Equity		
Current Liabilities:		
Accounts Payable	31,713	-
Total Current Liabilities	31,713	-
Long-term Liabilities:		
Stockholder Loans	-	28,201
Total Long-Term Liabilites	-	28,201
Total Liabilities	31,713	28,201
Stockholders' Equity:		
Common Stock, $.00001 par vaue; 11,000,000 authorized; 10,698,147 issued and outstanding	100	100
Additional Paid in Capital	18,845	6,882
SAFE Notes	2,645,459	125,000
Retained Earnings (Accumulated Deficit)	(31,002)	(31,002)
Net Income	(1,281,116)	-
Total stockholders' equity	1,352,286	100,980
Total Liabilities and Stockholders' equity	$1,383,998	$129,181

Hedge Capital Markets, Inc.
Consolidated Statement of Income / (Loss)

For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021 (Restated)
Net revenues	$ -	$ -
Cost of revenue	-	-
Gross Profit	-	-
Operating expenses:		
Sales and marketing	15,679.61	235.00
Technology and Development	695,616.00	17,201.00
General and administrative	501,045.26	13,655.00
Depreciation Expense	1,721.00	211.00
Payroll Taxes Paid	67,054.32	-
Total operating expenses	1,281,116	31,302
Operating loss	(1,281,116)	(31,302)
Other income		
Other income	-	300
Total other income	-	300
Net Income (Loss)	$ (1,281,116)	$ (31,002.00)